UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

 Sagittarius

NOTIFICATION OF LATE FILING	SEC. FILE NUMBER 000-25377
Check One): ☐ Form 10-K and Form 10-KSB ☐ Form 20-F Form 11-K ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR	CUSIP NUMBER 46621A109
For Period Ended: March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION JMG EXPLORATION, INC. Full Name of Registrant
Not applicable Former Name if Applicable
180 South Lake Ave., Seventh Floor Address of Principal Executive Office (Street and Number) Pasadena, CA 91101 City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report on portion thereof, could not be filed within the prescribed time period.

Registrant has experienced delays in receiving material information needed for presentation within its Form 10-K for the fiscal year ended December 31, 2006 and has not yet filed its Form 10-K. Registrant accordingly lacks certain prior year information essential for preparation of its Form 10-Q for the quarter ended March 31, 2007 and has also experienced delays in receiving other material information needed for presentation in its Form 10-Q which prevented its being filed by the May 15, 2007 due date. Registrant intends to file its Form 10-Q for the quarter ended March 31, 2007 after it has filed its Form 10-K and after it has finalized its reporting for the quarter. It is unlikely that such Form 10-Q would be filed before May 21, 2007.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph W. Skeehan

Chief Executive Officer

 (Name)

(626) 792-384

(Area Code and Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes ☒No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Form 10-K for the year ended December 31, 2007 has not yet been filed.

Results for the quarter ended March 31, 2007 are expected to differ significantly from those of the corresponding period for the prior year. Since that time significant oil and gas properties have been sold and others have been subject to significant impairment reserves. The net loss for the quarter ended March 31, 2006 will be restated and increased by approximately $800,000 due to an error in calculating depletion for the period. The previously reported results will also be restated to account for a deemed dividend of approximately $550,000 related to the extension of the expiration dates of certain warrants that were to expire in August and December of 2006 to January 15, 2007. The amount of the deemed dividend was based upon the fair value of the new warrants (using the Black−Scholes pricing model).

JMG EXPLORATION, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2007

 /s/ Joseph W. Skeehan

Joseph W. Skeehan

Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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